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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Lennar Corp.

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(Name of Issuer)

COMMON SHARES

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(Title of Class of Securities)

526057 30 2

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(CUSIP Number)

Denis Amato

C/O THE ANCORA GROUP, INC.

ONE CHAGRIN HIGHLANDS

2000 AUBURN DRIVE, SUITE 300

CLEVELAND, OHIO 44122

(216) 825-4000

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(Name, Address and Telephone Number of Person Authorized to

Receive Notice and Communications)

November 1, 2012

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement  |___|.

SCHEDULE 13D

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CUSIP NO. 526057 30 2

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

THE ANCORA GROUP, INC.

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Ohio, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

N/A*

SHARES

BENEFICIALLY

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OWNED BY

8

SHARED VOTING POWER

EACH

N/A*

REPORTING

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PERSON

9

SOLE DISPOSITIVE POWER

WITH

N/A*

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10

SHARED DISPOSITIVE POWER

N/A*

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

N/A*

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

<5%

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14

TYPE OF REPORTING PERSON*

HC

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SCHEDULE 13D

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CUSIP NO. 526057 30 2

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA ADVISORS, LLC

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nevada, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

SHARES

N/A*

BENEFICIALLY

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OWNED BY

8

SHARED VOTING POWER

EACH

N/A*

REPORTING

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PERSON

9

SOLE DISPOSITIVE POWER

WITH

N/A*

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10

SHARED DISPOSITIVE POWER

N/A*

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

N/A*

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

<5%

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14

TYPE OF REPORTING PERSON*

IA

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*Reporting Person beneficially owns less than 5% of the outstanding common stock of the Issuer.

The following constitutes to the Schedule 13D filed by the undersigned

Item 1.

Security and Issuer

This statement relates to the shares of Common Stock of Lennar Corp. The address of the issuer is 700 Northwest 107th Avenue, Miami, FL 33172.

Item 2.

Identity and Background

This statement is filed on behalf of all persons and entities (the Reporting Persons), herein referred to as “Ancora” or “Ancora Group”. Participants in The Ancora Group include The Ancora Group, Inc., an entity incorporated under the laws of the state of Ohio; Ancora Securities Inc, a subsidiary of The Ancora Group, Inc. incorporated in the state of Nevada; Ancora Advisors LLC, a subsidiary of The Ancora Group, Inc., a Nevada limited liability company; Ancora Trust, the master trust for the Ancora Mutual Funds; Ancora Foundation, a private foundation incorporated in the state of Ohio; Merlin Partners, an investment limited partnership registered in Delaware; various owners and employees of The Ancora Group, Inc. The Ancora Group is located at One Chagrin Highlands, 2000 Auburn Drive, Suite 300, Cleveland, Ohio 44122.

Ancora Securities Inc is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) formerly known as the NASD. Ancora Advisors LLC is registered as an investment advisor with the SEC under the Investment Advisors Act, as amended. The Ancora Trust, which includes Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund and Ancora MicroCap Fund, are registered with the SEC as investment companies under the Investment Company Act, as amended. The Ancora Group, Inc. owns 100% of its subsidiaries, Ancora Advisors and Ancora Securities, Inc.

Ancora Advisors LLC has the power to dispose of the shares owned by the investment clients for which it acts as advisor, including Merlin Partners, for which it is also the General Partner, and the Ancora Mutual Funds. Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. Ancora Securities, Inc acts as the agent for its various clients and has neither the power to vote nor the power to dispose of the shares. Ancora Securities disclaims beneficial ownership of such shares.

All entities named herein (Ancora Group) each disclaim membership in a Group as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934 and the Rules and Regulations promulgated there under.

During the last five years none of the Reporting Persons have been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration

Ancora Securities owns no Shares directly but Ancora Securities may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) shares purchased for or transferred to the accounts of investment clients.  Ancora Securities disclaims beneficial ownership of such Shares and any shares beneficially owned by Ancora Advisors or other Ancora entities.

Ancora Advisors owns no Shares directly but Ancora Advisors may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) Shares purchased for or transferred to the accounts of investment management clients.  Ancora Advisors disclaims beneficial ownership of such Shares and any shares beneficially owned by Ancora Securities other Ancora entities.

Merlin Partners, Ancora Funds, Employees of Ancora and Owners of The Ancora Group, Inc. have used available and uncommitted cash to purchase shares of the Issuer.

Item 4.

Purpose of Transaction

On November 1, 2012 Ancora submitted a letter to the Board of Directors of the Issuer. Ancora’s letter is appended hereto as Exhibit 1.

Item 5.

Interest in Securities of the Issuer

Reporting Person beneficially owns less than 5% of the outstanding common stock of the Issuer.

Item 6.

Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.

Material to be Filed as Exhibits

Exhibit A: Letter Dated November 1, 2012 from Ancora Advisors, LLC to the Board of Directors of Lennar Corp.

Exhibit B: Joint Filing Agreement by and among The Ancora Group, Inc., Ancora Securities, Inc., and Ancora Advisors, LLC.

 Signatures

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:

November 1, 2012

THE ANCORA GROUP, INC.

By:/s/ Denis Amato

      Denis Amato

Chief Investment Officer

ANCORA SECURITIES, INC.

By: /s/ Christopher Barone

       Christopher Barone

       President

ANCORA ADVISORS, LLC

By: /s/ Denis Amato

    Denis Amato

    CIO and Portfolio Manager

EXHIBIT A

October 31, 2012

Lennar Corp. Board of Directors

700 Northwest 107th Avenue

Miami, FL  33172

c/o Sidney Lapidus, Lead Director

Lennar Board of Directors:

We write to you as long-term shareholders of the Lennar B shares who are frustrated by the subdued performance of our shares relative to the other class of common shares. While Lennar’s management and Board have done a wonderful job of managing through one of the most difficult periods in the history of the business, we believe you could take further, simple steps toward creating shareholder value for frustrated shareholders in the class B stock. We believe our proposal would be in the best interest of ALL stakeholders, including class A holders, class B holders, management, the Board and the controlling shareholder.

We are writing to recommend the board of directors propose an amendment to the bylaws that would allow for conversion of LEN.B shares into LEN shares at a 1 to 1 ratio.  We believe a proposal should be submitted for the annual meeting in April 2013 as the discount has reached a significant level.  This feature would benefit LEN.B holders by erasing the current large discount at which LEN.B shares trade and would provide an option for far greater liquidity for this class of shares.

As fellow LEN.B shareholders you understand that the shares trade at a significant discount due to liquidity issues.  LEN shares as of October 26 trade at an outrageous 32% premium to LEN.B. This is particularly outrageous when one considers the greater economic value of the B shares given the voting rights. LEN.B shares have lagged the LEN shares by about 25% over the past 5 years.

Lennar Corp. Cl A (LEN-USA)
37.07 -0.44 -1.17% 03:23:17 PM USD
10/26/2007 - 10/26/2012, 10/26/2007 = 100
Lennar Corp. Cl A (LEN-USA)
Lennar Corp. Cl B (LEN.B-USA)
100
90
80
70
60
50
40
30
20
10
'08
'09
'10
'11
'12

We believe this amendment would be a net benefit for all shareholders including you as much of your performance consideration has been and is paid in the B shares.  By instituting this amendment, the net worth of your shares will instantly appreciate by over 30% as it stands today.  Furthermore, if some B holders do convert, voting power of the B shares you hold will increase.  We view it as highly unlikely the Class A shares would decline as it is the more liquid share class and large institutional investors seemingly do not care about the B shares. The more likely scenario is a one-time revaluation of the B shares in our view.

This mechanism would additionally benefit the large controlling shareholder by allowing him to convert into LEN at his discretion were he to ever be interested in divesting part of his sizable stake in the Company. This would allow him to sell into a much more liquid market and maximize the value at which he raises capital to invest in other ventures. Alternatively, if the goal is to continue to hold the controlling stake in the company over the very long term, ongoing conversion from super voting stock into LEN by other shareholders would deepen the voting power of the large shareholder. Additionally this would potentially result in more proceeds to the large shareholder in a sale of the Company as often more consideration is given to voting shares in a company sale. LEN shareholders would benefit from fewer Class B shares outstanding in a sale of the Company as well (fewer B shares would receive a premium and more proceeds would go to the A). Those B shareholders who decide to hold the shares for the long term would benefit from this as well. The only group that might suffer from this arrangement would be Class B shareholders who convert to LEN shares and the Company is subsequently sold. We would guess most of these shareholders would understand this risk and be willing to accept it in order to benefit from the increased liquidity in the shares immediately available from a conversion. The vast majority of these shareholders will be sophisticated institutions and will certainly understand this risk. In the end, the flexibility afforded by a conversion mechanism would benefit all shareholders, we believe.

This conversion structure has been put in place by numerous companies. The structure has resulted in voting shares trading at virtual parity with non-voting shares. Below is a list of the companies with a conversion mechanism from the voting shares into the non-voting shares and the relative share prices alongside of Lennar’s current metrics:

Company	Ticker	Voting Rights	Price/Share	Ratio

Lennar Corp.	LEN	1 Vote	37.02	132%
	LEN.B	10 Votes	28.14

Bio-Rad Laboratories Inc.	BIO	1/10 Vote	$100.94	100%
	BIO.B	1 Vote	$100.85

Berkshire Hathaway Inc.	BRK.A	Same	$86.48	100%
	BRK.B	Same	$86.66

Discovery Communications Inc.	DISCA	1 Vote	$58.19	96%
	DISCB	10 Votes	$60.67

Moog Inc.	MOG.A	1/10 Vote	$37.05	100%
	MOG.B	1 Vote	$37.06

Molex Inc.	MOLXA	0 Votes	$21.21	82%
	MOLX	1 Vote	$25.71

Constellation Brands Inc.	STZ	1 Vote	$35.55	100%
	STZ.B	10 Votes	$35.59

* As convert to B shares at a ratio of 1:1,500

As you can see, the companies with this structure have a more appropriate and efficient trading ratio that more accurately reflects the economic value of the relative share classes. Additionally, we would note that one of the most respected investors and stewards of capital of all time utilizes this structure. If Mr. Buffet thinks it is a good idea to have this conversion feature, it is probably a good idea.

In summary, we feel all stakeholders will benefit from our proposal:

-

The Board of Directors and management will be viewed as pursuing a rational and shareholder friendly policy with long-term benefits to all shareholders. Additionally, because performance consideration is paid in the B shares, the Board and management will benefit from higher liquidity if they are selling a position or an increase in voting power of the B shares if they are held.  Finally, if B shares are held until a liquidity event (sale of the Company) more proceeds may be realized as voting rights shares typically receive larger proceeds in a sale.

-

The controlling shareholder will benefit from the increased liquidity afforded by the LEN shares in the event of a decision or need to raise capital (convert and sell into a much more liquid market). Alternatively, if the shares are held for the very long-term a deepening voting position will result as other class B shareholders convert into LEN. Finally, if B shares are held until a liquidity event (sale of the Company) more proceeds may be realized as voting rights shares typically receive larger proceeds in a sale.

-

LEN shareholders will benefit from fewer LEN.B shares outstanding as LEN.B shareholders convert. This will result in higher future proceeds in a sale of the Company as LEN.B shares should receive a premium.

-

LEN.B shareholders will benefit from a more efficient trading price and the opportunity to sell into a more liquid market in the event of a decision to divest of the position. Long-term class B shareholders will benefit as more proceeds may be realized from a company sale as voting rights shares typically receive larger proceeds in a sale.

While the perception of investors in LEN/LEN.B is positive, we assure you that class B shareholders do not feel as positive as LEN shareholders and the current structure is an overhang that skews the view of your shareholders in a negative direction. In fact, Lennar B shares trade at the largest discount for super voting shares to another class of common shares in the entire country. This puts Lennar in the inauspicious position of having one of the most inefficient relative share pricings in the United States. This adjusted structure would go a long way toward eliminating this overhang. We hope you agree with us that this is a classic “win-win” scenario that benefits all stakeholders over the long-term. We would appreciate you giving us feedback as to any reasons you feel this new structure would on balance have significant negative effects on any of the stakeholders we listed.

Thank you for your consideration.

Sincerely,

Richard Barone

Denis Amato

Chairman

Chief Investment Officer

Ancora Advisors, LLC

Ancora Advisors, LLC

Cc:

Stuart Miller

Irving Bolotin

Steven Gerard

Theron Gilliam

Sherrill Hudson

Kirk Landon

Jeffrey Sonnenfeld

EXHIBIT B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated November 1, 2012 (including amendments thereto) with respect to the Common Stock of Lennar Corporation.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:

November 1, 2012

THE ANCORA GROUP, INC.

By:/s/ Denis Amato

      Denis Amato

Chief Investment Officer

ANCORA SECURITIES, INC.

By: /s/ Christopher Barone

       Christopher Barone

       President

ANCORA ADVISORS, LLC

By: /s/ Denis Amato

    Denis Amato

    CIO and Portfolio Manager